UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Houghton Mifflin Harcourt Company

(Name of Subject Company)

Houghton Mifflin Harcourt Company

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA 02110

(617) 351-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz, Esq.

Joseph Conahan, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Houghton Mifflin Harcourt Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Harbor Purchaser Inc., a Delaware corporation, and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation, which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $21.00 per share, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 7, 2022 and the related letter of transmittal.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph on p. 2 under the subsection “—Tender Offer and Merger” in its entirety with the following:

“Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on March 7, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is currently scheduled to expire at one minute after 11:59 p.m., New York City time, on April 6, 2022.”

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph on p. 2 under the subsection “—Tender Offer and Merger” immediately prior to the third to last paragraph of such Item 2:

“On March 29, 2022, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on April 1, 2022. The expiration time of the Offer has been extended to one minute after 11:59 p.m., New York City time, on April 6, 2022, unless Purchaser further extends the Offer pursuant to the terms of the Merger Agreement. The depositary for the Offer has advised Parent that, as of one minute after 11:59 p.m., New York City time, on March 28, 2022, approximately 1,803,547 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 0.6% of the outstanding Shares.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the first bullet point following the last full paragraph on p. 42 in the subsection entitled “—Appraisal Rights” in its entirety as follows:

“You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on April 6, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (ii) 20 days after March 7, 2022 (the date on which this notice is being given). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2022

Houghton Mifflin Harcourt Company

By:	/s/ William F. Bayers
William F. Bayers
Executive Vice President, Secretary and General Counsel

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